Mail Stop 4561

September 14, 2009

Mr. Robert T. Vincenzi
Chief Executive Officer
Lasercard Corporation
1875 North Shoreline Boulevard
Mountain View, California 94043-1601

> **Re: Lasercard Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 15, 2009**
> **Form 8-K dated July 27, 2009**
> **File No. 0-6377**

Dear Mr. Vincenzi:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 2. Summary of Significant Accounting Policies, page 52

(19) Revenue Recognition, page 61

1.   You indicate in your revenue recognition policy description that you evaluate contracts for multiple deliverables, and when appropriate, segment the contracts into separate units of accounting for proper revenue recognition. Please tell us the nature of the units of accounting that you account for as separate and discreet earnings process and describe each type of deliverable included in your multiple element arrangements. Provide support for your conclusions that, among other things, the delivered items have value on a standalone basis. Further, tell us whether any amounts are contingent on the delivery of additional items or meeting other specified performance conditions. In addition, tell us how revenue is allocated and recognized for each element. Your response should address how you considered the guidance in EITF 00-21, SAB 104, SOP 97-2, and SOP 81-1, as applicable.

2.   We note that the Company enters into bill and hold arrangements with the U.S government involving orders for Permanent Resident and Border Crossing cards. Please clarify whether these arrangements include a fixed schedule for delivery of the goods. If not, tell us how you determined that you met the criteria of SAB 104 for bill and hold transactions such that revenue is recognized upon delivery into the vault.

3.   We note that in fiscal 2006, the Company entered into a subcontract with a prime contractor for the Kingdom of Saudi Arabia. With regards to this arrangement, please explain the following:

        •   Your disclosures on page 15 indicate that you have successfully implemented the regionalized model for this program and you are currently implementing the second phase of this project through your partner customer, Gemalto. Tell us about the various phases of this project and describe further the contractual arrangements between the Company and both ACSS and Gemalto.
        •   We note that revenues from ACSS represented 15%, 17% and 13% of total revenues for fiscal 2009, 2008 and 2007, respectively, which supports the total revenues recognized from this arrangement, as disclosed on page 62, of $12.2 million, $6.3 million and $4.3 million, respectively. Explain further how Gemalto contributed to 10% and 14% of the Company's total revenues in fiscal 2009 and 2008, respectively and tell us how you account for revenues from this customer.

- We note that in fiscal 2008, the Company and the prime contractor amended the terms of the original agreement. Please explain further the terms of this amendment and the impact, if any, it had on the revenues recognized under this arrangement.
- Also, tell us what factors contributed to the increase in revenues from $6.3 million in fiscal 2008 to $12.2 million in fiscal 2009. In this regard, we note from your MD&A discussion that the Company experienced increased volume sales in Saudi Arabia. Tell us the volume of cards shipped in fiscal 2008 compared to fiscal 2009. Provide a breakdown of such shipments by quarter and explain the reasons for any significant fluctuations in card shipments between such periods. In addition, we note your reference on page 62 to a delivery schedule for the balance of fiscal year 2008. Explain the terms of this schedule and tell us whether you are obligated to deliver (or if your customer is obligated to purchase) a specified number of cards.

4.   Please explain further the following as it relates to the discussion of your arrangement with Prevent Global:

- It appears that the terms of the contract, specifically as they relate to training and on-going support, have changed from what you originally reported in your response letter dated May 30, 2006 (comment 4). Please confirm and describe further all revisions to this arrangement and the reasons for such changes.
- Your current disclosures indicate that the Company is able to determine fair value for the ongoing annual support, which differs from the disclosures provided in your prior response letters. Please explain further how you are able to reasonably establish fair value for this element pursuant to the guidance in EITF 00-21 and SOP 97-2, as applicable.
- Tell us when you expect to begin recognizing revenues under this arrangement.
- We note your discussion on page 21 regarding the current dispute between GIG and Prevent Global. Tell us what impact, if any, this dispute has had on the Company's performance under this contract and tell us whether you anticipate this issue affecting the terms of the contract and ultimately the Company's results of operations or financial condition.

Item 9A. Controls and Procedures

(c) Changes in Internal Control over Financial Reporting, page 81

5.   We note your disclosure that "[t]here have been no significant changes in [y]our internal controls over financial reporting that occurred during the fourth quarter of fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Please note that Item 308 of Regulation S-K requires the disclosure of <u>any</u> change in your internal controls that occurred during your last fiscal quarter that has materially

affected, or is reasonably likely to materially affect, your internal controls. In this regard, please tell us whether there were any changes in your internal controls over financial reporting for the quarters ended March 31, 2009 and June 30, 2009 that would require disclosure pursuant to Item 308T(b). Please also confirm to us that you will consider this comment in preparing future periodic reports.

Form 8-K dated July 27, 2009

6.   We note that management uses your non-GAAP financial measures to assess both the Company's performance and liquidity. Considering, your non-GAAP measures are also used as a liquidity measure, tell us why you have not also included a reconciliation of such measures to your operating cash flows.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief